EXHIBIT 99.1

POET Announces Appointment of Vivek Rajgarhia as President and Suresh Venkatesan as Chairman & CEO

Schedules Business and Technical Update Conference Call on November 12

SAN JOSE, Calif., Nov. 05, 2019 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (OTCQX: POETF; TSX Venture: PTK), the designer and developer of the POET Optical Interposer and Photonic Integrated Circuits (PICs) for the data center and tele-communication markets, today announced the appointment of industry veteran, Vivek Rajgarhia as President & General Manager of the Company, while Dr. Suresh Venkatesan adds the title of Chairman to his existing role as Chief Executive Officer of POET Technologies.  David Lazovsky, who has been Executive Chairman since early 2017, resigned as Executive Chair but will continue as a Director on POET’s Board of Directors. Additionally, Peter Charbonneau, a current Director of the Board will assume the role of Lead Independent Director.

The changes in the Company’s senior management organization come in anticipation of the closing of the sale of its Singapore-based wafer fabrication operation, DenseLight, to a Shanghai-based investor group. The closing of the sale is imminent, awaiting only the conversion of currency following the recent approval of the investor’s ODI application and transfer of funds to the Company.

Vivek Rajgarhia was most recently Senior Vice President & General Manager of the Lightwave Business Unit of MACOM. Vivek joined MACOM through the acquisition of Optomai Inc., where he was the Co-Founder and CEO, representing MACOM’s initial entry into the optical business.  He was then instrumental in identifying and leading several strategic acquisitions to build an extensive portfolio of optical and photonic businesses, which formed MACOM’s Lightwave Business Unit.  Vivek has held senior management positions during his 30 years in the optical communications industry.  He was the Director of Sales & Marketing (Asia) for Lucent Technologies’ (now Nokia) optical components, where he started its Asia business; Vice President of Product Marketing and Business Development for OpNext (formerly Hitachi’s Fiber Optics Division), where he was part of the team to spin-off the optical business from Hitachi; Director of Product Management & Marketing for JDS Uniphase (now Viavi), and VP of Global Sales for GigOptix. Vivek has been a successful entrepreneur, founding two optical companies, and has held international assignments in Hong Kong, Germany and India.  He holds a Bachelor of Engineering (Electrical) degree from Stevens Institute of Technology in New Jersey.

“This appointment represents a powerful partnering of two senior executives from the photonics and semiconductor industries,” said David Lazovsky, Director and outgoing Executive Chairman on POET’s Board of Directors.  “Together, these two executives combine extraordinary careers with unparalleled business, market and product development experience. Suresh and Vivek bring together the ideal combination of strategic, technical and operational execution expertise in photonics and semiconductors that will position the Company well to capitalize on the disruptive potential of the POET Optical Interposer platform.”

David Lazovsky resigned from his position as Executive Chairman of POET and will be joining Khosla Ventures in Menlo Park, where he has been appointed Venture Partner.  Concurrently, Suresh Venkatesan will assume the Chairman role.  “On behalf of the entire Board and management team of POET Technologies, we want to thank Dave for his tireless work on business strategy and strategic partnership initiatives that he has led since 2017 as Executive Chairman. We are pleased that we will be able to continue to tap his considerable talents while he remains on the Board,” said Dr. Venkatesan, who continued, “In concert with the governance requirements of the TSXV, we are also pleased that the Board has elected Peter Charbonneau from among its members as Lead Independent Director.  Peter has led the reviews of the charters and operation of the Board and each of its committees.  We appreciate his efforts to modernize and update these important governance rules and look forward to his future guidance.”  Peter Charbonneau was first elected to the POET Board of Directors in March of 2018.

Option Grants
In connection with his appointment as President & General Manager of the Company, the Board approved a grant of 3,250,000 stock options to Vivek Rajgarhia. The options are exercisable for 10 years at a price of C$0.325, being the closing price of the Company’s common stock on Monday, November 4, 2019. The options vest over a period of four years commencing November 5, 2019. Additionally, in connection with the mid-year appointment as Chair of the Compensation Committee, Don Listwin was awarded 22,822 stock options exercisable over 10 years at a price of C$0.325, which will vest quarterly in arrears over the next two quarters, representing one half of the compensation approved for this position. Chris Tsiofas, who relinquished his position as Chair of the Compensation Committee will be forfeiting half of the options that were awarded to him for serving in this position for a full year.  All the options were granted subject to provisions of the Company’s stock option plan and are subject to the TSX Venture Exchange policies and applicable securities laws. For further details on the Company’s share capital, refer to the Company’s Financial Statements and MD&A for the period ended June 30, 2019, which were filed on SEDAR on August 28, 2019.

Conference Call
The Company will host a conference call on Tuesday, November 12, 2019 at 8:00 a.m. Pacific Time. The conference call will be led by POET’s Chairman & CEO, Dr. Suresh Venkatesan, who will be joined by Vivek Rajgarhia, POET’s newly appointed President & General Manager. Analysts and investors are encouraged to access the conference call 15 minutes prior to the scheduled start time in order to register by either phone or using the webcast link on the Company’s website:

Analysts and investors are invited to join the conference call using the following information:
Date: Tuesday, November 12, 2019
Time: 8:00 a.m. Pacific Time (11:00 a.m. Eastern Time)
U.S./Canada Conference Call Number: (866) 688-4315
International Call Number: +1 (409) 217-8326
Conference ID: 5426207

A live audio webcast and archived replay of the business and technical update conference call, as well as any associated presentation materials will be available on the day of the conference call in the Investor Relations section of POET’s website at www.poet-technologies.com.

About POET Technologies Inc.
POET Technologies is the designer and developer of optical engines based on its innovative Optical Interposer platform. The POET Optical Interposer is a flexible, proven approach to integrating electronics and photonics in a single chip-scale package which is assembled, tested and singulated at wafer-scale, providing dramatic reductions in the cost and unparalleled design flexibility to address a range of applications, from pluggable transceivers to on-chip photonics for data centers, servers built for artificial intelligence and machine learning and advanced consumer products. POET believes that its Optical Interposer provides an opportunity for the Company to become a global leader in chip-scale photonics. POET is headquartered in Toronto, with operations in Ottawa, Silicon Valley, the United Kingdom, and Singapore. More information may be obtained at www.poet-technologies.com.

Shareholder Contact: Shelton Group Brett L. Perry sheltonir@sheltongroup.com	Company Contact: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to the timely receipt of funds, completing the sale transaction of DenseLight, the success of the Company’s product development efforts, the expected results of its operations, meeting revenue targets, and the expectation of continued success in the financing efforts, the capability, functionality, performance and cost of the Company’s technology as well as the market acceptance, inclusion and timing of the Company’s technology in current and future products.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the success and timing for completion of its development efforts, financing activities, sale of its DenseLight subsidiary, future growth, plans for and completion of projects by the Company’s third-party consultants, contractors and partners, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in the completion of the Company’s anticipated projects, delays or changes in plans with respect the receipt of funds from third-parties, the closing of the sale of DenseLight, completion of the Company’s anticipated projects by the Company’s third-party suppliers, risks affecting the Company’s ability to execute projects, the ability of the Company to generate sales for its products, the ability to attract key personnel, and the ability to raise additional capital, and its ability to complete all the agreements required for the sale of the subsidiary.  Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.
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